Exhibit 99.1

FOR IMMEDIATE RELEASE

iClick Interactive Asia Group Limited Receives NASDAQ Deficiency Notice For Failure to Timely File Form 20-F

HONG KONG — May 22, 2024 — iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK), a leading enterprise and marketing cloud platform in China that empowers worldwide brands with full-stack consumer lifecycle solutions, today announced that it received a notice (the “Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”) dated May 17, 2024 stating that the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1) because the Company did not timely file its annual report for the year ended December 31, 2023 on Form 20-F (the “Annual Report”) with the Securities and Exchange Commission (the “SEC”).

The Notice indicates that, according to the Nasdaq Listing Rules for continued listing, the Company has 60 calendar days from the date of the Notice to submit to Nasdaq a plan to regain compliance. If Nasdaq accepts the Company’s plan, Nasdaq can grant the Company an exception of up to 180 calendar days from the due date of the Annual Report, or until November 11, 2024, to regain compliance. If Nasdaq does not accept the plan, the Company will have the opportunity to appeal the decision to a hearings panel under Nasdaq Listing Rule 5815(a).

The Notice has no immediate effect on the listing or trading of the Company’s securities on the Nasdaq Global Market.

The Company continues to work diligently to file the Annual Report with the SEC as soon as reasonably practicable.

About iClick Interactive Asia Group Limited

Founded in 2009, iClick Interactive Asia Group Limited (NASDAQ: ICLK) is a leading enterprise and marketing cloud platform in China. iClick’s mission is to empower worldwide brands to unlock the enormous market potential of smart retail. With its leading proprietary technologies, iClick’s full suite of data-driven solutions helps brands drive significant business growth and profitability throughout the full consumer lifecycle. Headquartered in Hong Kong, iClick currently operates in eleven locations across Asia and Europe. For more information, please visit ir.i-click.com.

Safe Harbor Statement

This press release contains forward-looking statements, including those related to the Company’s business strategies, operations and financial performance. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s fluctuations in growth; its success in its strategic shift away from Marketing Solutions to focus on Enterprise Solutions; its success in implementing its SaaS + X business model; its success in structuring a CRM & Marketing Cloud platform; relative percentage of its gross billing recognized as revenue under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favourable contractual terms; market competition; market acceptance of online marketing technology solutions and enterprise solutions; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; ability to integrate and realize synergies from acquisitions, investments or strategic partnership; the duration of the COVID-19 outbreak and its potential impact on the Company's business and financial performance; fluctuations in foreign exchange rates; general economic conditions in China and other jurisdictions where the Company operates; and the regulatory landscape in China and other jurisdictions where the Company operates. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is current as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:
In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Catherine Chau	Tom Caden
Phone: +852 3700 9100	Phone: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: tomc@coreir.com